United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period ending 28 September 2018

COCA-COLA EUROPEAN PARTNERS PLC

Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D Â
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes Â No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes Â No ☒

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COCA-COLA EUROPEAN PARTNERS REPORTS
INTERIM RESULTS FOR THE THIRD-QUARTER ENDED 28 SEPTEMBER 2018

STRONG PERFORMANCE YEAR-TO-DATE, MAINTAINING FULL-YEAR 2018 OUTLOOK

LONDON, 25 October 2018 - Coca-Cola European Partners plc (CCEP) (ticker symbol: CCE) today announces its interim results for the third-quarter ended 28 September 2018 and maintains full-year 2018 outlook.

Highlights

•	Nine months diluted earnings per share were €1.58 on a reported basis or €1.76 on a comparable basis, including a negligible impact from currency translation.

•
Nine months revenue totalled €8.7 billion, up 4.0 percent, or up 4.5 percent on a comparable and fx-neutral basis. Volume decreased 0.5 percent on a comparable basis, partly reflecting the impact of recent strategic portfolio and pricing decisions.

•
Nine months reported operating profit was €1.1 billion, up 4.0 percent; comparable operating profit was €1.2 billion, up 7.5 percent on a comparable basis, or up 8.0 percent on a comparable and fx-neutral basis.

•	Third-quarter diluted earnings per share were €0.73 on a reported basis or €0.76 on a comparable basis, including a negligible impact from currency translation.

•	CCEP affirms full-year guidance for 2018 including comparable diluted earnings per share in a range of €2.27 to €2.29 including currency translation at recent rates and the impact of share buybacks.

•	CCEP declares fourth-quarter interim dividend of €0.28 per share implying an annualised dividend payout ratio of approximately 50 percent.

Damian Gammell, Chief Executive Officer, said:

“Our year-to-date results reflect our ongoing focus on driving profitable revenue growth through continued strong price and mix realisation and solid in-market execution. I am particularly pleased with how our teams across Great Britain, Germany and Northern Europe have embraced the positive challenges brought by great summer weather, although partially offset by softer trading in Spain and France.

“It is a fantastic time to be leading Coca-Cola European Partners, soon with a new CCEP ticker, and the world’s largest independent Coca-Cola bottler by net revenue. As we laid out at our recent Capital Markets Day, we have an exciting but realistic long-term view of the growth opportunity across our portfolio of markets. We continue to make the right strategic decisions for the long-term alongside investing now in core capabilities that will support our growth and set us apart to win.

“Given our solid performance year-to-date, we are reaffirming our 2018 profit outlook. We are on track to return up to €500 million to shareholders in 2018 as part of the recently announced €1.5 billion share buyback programme, which alongside moving to an annualised payout ratio of approximately 50 percent in Q4 2018, collectively demonstrate our ultimate goal of delivering sustainable value for our shareholders.”

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Key Financial Measures Unaudited, fx impact calculated by recasting current year results at prior year rates	Third-Quarter ended 28 September 2018
	€ million			% change
	As Reported	Comparable	Fx-Impact	As Reported	Comparable	Fx-Impact	Comparable Fx-Neutral
Revenue	3,289	3,289	(9)	11.0%	11.0%	(0.5)%	11.5%
Cost of sales	1,985	1,989	(5)	12.0%	12.5%	—%	12.5%
Operating expenses	803	779	(1)	5.0%	7.5%	—%	7.5%
Operating profit	501	521	(3)	17.5%	11.0%	(0.5)%	11.5%
Profit after taxes	358	371	(2)	18.0%	11.5%	(1.0)%	12.5%
Diluted earnings per share (€)	0.73	0.76	—	18.0%	11.5%	—%	11.5%

Key Financial Measures Unaudited, fx impact calculated by recasting current year results at prior year rates	Nine months ended 28 September 2018
	€ million			% change
	As Reported	Comparable	Fx-Impact	As Reported	Comparable	Fx-Impact	Comparable Fx-Neutral
Revenue	8,724	8,724	(53)	4.0%	4.0%	(0.5)%	4.5%
Cost of sales	5,326	5,302	(33)	4.5%	3.5%	(0.5)%	4.0%
Operating expenses	2,292	2,202	(14)	2.0%	3.0%	(1.0)%	4.0%
Operating profit	1,106	1,220	(6)	4.0%	7.5%	(0.5)%	8.0%
Profit after taxes	775	860	(4)	3.5%	8.0%	(0.5)%	8.5%
Diluted earnings per share (€)	1.58	1.76	—	3.5%	8.0%	—%	8.0%

Operational Review
Nine months 2018 diluted earnings per share were €1.58 on a reported basis, or €1.76 on a comparable basis. Currency translation had a negligible impact on nine months 2018 comparable diluted earnings per share. Nine months 2018 reported operating profit totalled €1.1 billion, up 4.0 percent versus prior year. Comparable operating profit was €1.2 billion, up 7.5 percent on a comparable basis, or up 8.0 percent on a comparable and fx-neutral basis.
Third-quarter 2018 diluted earnings per share were €0.73 on a reported basis, or €0.76 on a comparable basis. Currency translation had a negligible impact on third-quarter 2018 comparable diluted earnings per share. Third-quarter 2018 reported operating profit totalled €501 million, up 17.5 percent versus prior year. Comparable operating profit was €521 million, up 11.0 percent on a comparable basis, or up 11.5 percent on a comparable and fx-neutral basis.
Key operating profit factors during the nine months 2018 include solid revenue growth on a comparable and fx-neutral basis driven by strong revenue per unit case growth. This was partially offset by a 0.5 percent decline in volume as favourable weather in Great Britain, Germany and Northern Europe over the summer months was not enough to compensate for softer trading in Spain and France; the previously announced strategic portfolio and pricing initiatives; as well as the impact of new soft drinks taxes, notably in Great Britain. Operating margins improved as we maintained our gross margin and continued to realise post-merger synergy benefits.
Revenue
Nine months 2018 revenue totalled €8.7 billion, up 4.0 percent versus prior year, or up 4.5 percent on a comparable and fx-neutral basis. Nine months 2018 revenue per unit case grew 5.0 percent on a comparable and fx-neutral basis benefiting approximately 2.0 percent from the impact of incremental soft drinks industry taxes. Volume decreased 0.5 percent on a comparable basis.
Third-quarter 2018 revenue totalled €3.3 billion, up 11.0 percent versus prior year. Comparable revenue was up 11.0 percent, or up 11.5 percent on a comparable and fx-neutral basis. Revenue per unit case was up 6.0 percent on a comparable and fx-neutral basis benefiting from favourable underlying price, promotion, and package mix, as well as approximately 3.0 percent from the accounting impact of incremental soft drinks industry taxes. Third-quarter volume increased 5.0 percent on a comparable basis, reflecting favourable weather in Great Britain, Germany and Northern Europe as well as easy comparables, partially offset by softer trading in France and Spain.

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On a territory basis for the third-quarter, Iberia revenues were up 3.5 percent, led by strong volume growth in Portugal while volumes in Spain were negatively impacted by weaker tourism trends over the peak summer months. Revenue per unit case grew moderately in Iberia as a result of channel and package mix. Revenue in Germany was up 11.5 percent, driven by strong volume given favourable weather trends, as well as solid revenue per unit case growth reflecting positive price and product mix effects. Revenue in Great Britain grew 21.0 percent, supported by underlying gains in revenue per unit case reflecting improved promotional effectiveness as well as the impact of the new soft drinks industry tax. Robust volume growth in Great Britain was supported by favourable weather and strong execution. Revenue in France was up 10.5 percent, mainly driven by solid growth in revenue per unit case as a result of positive package and brand mix, as well as the impact of recent soft drinks tax changes. Revenue in the Northern European territories (Belgium, Luxembourg, the Netherlands, Norway, Sweden, and Iceland) was up 12.0 percent mainly driven by strong volume gains given favourable weather trends over the summer months. Revenue growth was mainly led by Belgium/Luxembourg and the Netherlands due to highly favourable weather trends.
On a brand basis for the third-quarter, sparkling brands increased 5.5 percent. Coca-Cola trademark brands grew by 3.5 percent, with over 18.0 percent growth in Coca-Cola Zero Sugar. Coca-Cola Classic volume declined by approximately 1.0 percent mainly due to the impact of new soft drinks industry taxes. Sparkling flavours and energy grew 9.5 percent supported by solid performances from Fanta, Schweppes, Sprite and energy brands. Still brands increased 4.0 percent underpinned by 9.0 percent growth in water as a result of favourable weather in most markets, and a decline of 1.0 percent in juices, isotonics and other. This reflects portfolio decisions in the ready-to-drink tea category, as well as a decline in juices. Fuze Tea, Vio, Chaudfontaine and Smartwater all saw solid volume growth in the third quarter.
Cost of Sales
Nine months 2018 reported cost of sales were €5.3 billion, up 4.5 percent. Comparable cost of sales were €5.3 billion, up 3.5 percent, or up 4.0 percent on a comparable and fx-neutral basis. Nine months cost of sales per unit case increased 5.0 percent on a comparable and fx-neutral basis, including approximately 3.5 percent from the impact of incremental soft drinks industry taxes.
Third-quarter 2018 reported cost of sales were €2.0 billion, up 12.0 percent versus prior year. Cost of sales were €2.0 billion, up 12.5 percent on both a comparable basis and comparable and fx-neutral basis. Third-quarter cost of sales per unit case increased 7.0 percent on a comparable and fx-neutral basis, including approximately 5.0 percent from the impact of incremental soft drinks industry taxes.
Operating Expenses
Nine months 2018 reported operating expenses were €2.3 billion, up 2.0 percent. Comparable operating expenses were €2.2 billion, up 3.0 percent on a comparable basis, or up 4.0 percent on a comparable and fx-neutral basis.
Third-quarter 2018 reported operating expenses were €803 million, up 5.0 percent. Comparable operating expenses were €779 million, up 7.5 percent on both a comparable basis and comparable and fx-neutral basis. This reflects volume growth, expense timing and select investments partially offset by synergy benefits and a continued focus on managing expenses.
Restructuring Charges
During the nine months, we recognised restructuring charges totalling €118 million. These charges relate to restructuring activities under the CCEP Integration and Synergy programme, supply chain site consolidation in Great Britain and other restructuring programmes.

Outlook
For 2018, CCEP continues to expect revenue growth of approximately 2 percent to 2.5 percent and operating profit growth at the top end of the 6 percent to 7 percent range. Each of these growth figures is on a comparable and fx-neutral basis when compared to 2017 comparable results. This excludes the impact of incremental soft drinks industry taxes, which are expected to add approximately 2 percent to 2.5 percent to revenue growth and approximately 3.5 percent to 4 percent to cost of goods growth.

CCEP remains on track to achieve pre-tax run rate merger synergies of €315 million to €340 million by mid-2019. Further, CCEP expects to have realised at least 80 percent of the target by year-end 2018 and a run rate of approximately 100 percent of the target.

The comparable effective tax rate for 2018 is expected to be approximately 25 percent. Weighted average cost of debt is expected to be approximately 2 percent.

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CCEP also expects diluted earnings per share in the range of €2.27 to €2.29 including currency translation and the impact of up to €500 million in share buybacks. At recent rates, currency translation has a slight negative impact on 2018 full-year diluted earnings per share.

CCEP expects 2018 free cash flow of approximately €1 billion, including the expected benefit from improved working capital of approximately €200 million, offset by the impact of restructuring and integration costs. Capital expenditures are expected to be at the top end of the €525 million to €575 million range, including approximately €75 million of capital expenditures related to synergies.

Restructuring cash costs to achieve the aforementioned merger synergies are expected to be approximately 2.25 times expected savings and include cash costs associated with pre-transaction close accruals. Given these factors, currency exchange rates, our outlook for 2018 and the share buyback of up to €500 million in 2018, CCEP expects year-end net debt to adjusted EBITDA* for 2018 to be towards the low-end of our target range of 2.5 to 3 times. Further, CCEP expects return on invested capital (ROIC) to improve by approximately 80 basis points.

* Refer to ‘Note Regarding the Presentation of Alternative Performance Measures’ for further details about these measures.

Dividends
The CCEP Board of Directors declared a regular quarterly interim dividend of €0.28 per share. The interim dividend is payable on 20 November 2018 to those shareholders of record on 9 November 2018. The Company is pursuing arrangements to pay the interim dividend in euros to shares held within Euroclear Netherlands. Other publicly held shares will be converted into an equivalent US dollar amount using exchange rates issued by WM/Reuters taken at 16:00 BST on 25 October 2018. This translated amount will be posted on our website, www.ccep.com, under the Investor/Shareowner Information section.

Conference Call
CCEP will host a conference call with investors and analysts today at 13:00 BST, 14:00 CEST and 8:00 a.m. EDT. The call can be accessed through the Company’s website at www.ccep.com. A replay and transcript of the conference call will be available at www.ccep.com as soon as possible.

Change Of Ticker Symbol From “CCE” to “CCEP”
CCEP today announces its intention to change the Company’s ticker symbol from “CCE” to “CCEP” to better reflect its identity. All other details remain the same.
Trading of the Company’s shares under the new ticker symbol CCEP will commence simultaneously in Amsterdam, New York, Spain and London from 7 November 2018.

Appointment Of Joint House Brokers
CCEP is pleased to announce the appointment of Deutsche Bank and Credit Suisse as joint equity advisers with immediate effect.

Financial Details and Upcoming Announcements
Financial details can be found in our third-quarter 2018 filing, available within the next 24 hours at www.morningstar.co.uk/uk/NSM (located under effective date 28 September 2018) and available immediately on our website, www.ccep.com, under the Investors tab.
Our next announcement will be our full-year 2018 results which will be released at 07:00 GMT, 08:00 CET, and 2:00 a.m. EST on 14 February 2019. A conference call will be hosted with investors and analysts on this day at 13:00 GMT, 14:00 CET, and 8:00 a.m. EST.

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Contacts
Investor Relations
Sarah Willett        Claire Huff        Joe Collins
+44 7970 145 218     +44 7528 251 033     +44 7583 903 560

Media Relations
Shanna Wendt
+44 7976 595 168

About CCEP
Coca-Cola European Partners plc is a leading consumer goods company in Western Europe, selling, making and distributing an extensive range of nonalcoholic ready-to-drink beverages and is the world’s largest independent Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain and Sweden. The Company is listed on Euronext Amsterdam, the New York Stock Exchange, Euronext London and on the Spanish stock exchanges, currently trading under the symbol CCE, and will trade under the symbol CCEP effective 7 November 2018. For more information about CCEP, please visit our website at www.ccep.com and follow CCEP on Twitter at @CocaColaEP.

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Forward-Looking Statements
This document may contain statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, strategy and objectives of Coca-Cola European Partners plc and its subsidiaries (together “CCEP” or the “Group”). Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict” and similar expressions identify forward-looking statements, which generally are not historical in nature.

Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s historical experience and present expectations or projections. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks include but are not limited to those set forth in the “Risk Factors” section of the 2017 Annual Report on Form 20-F, including the statements under the following headings: Risks Relating to Consumer Preferences and the Health Impact of Soft Drinks (such as sweeteners); Risks Relating to Legal and Regulatory Intervention (such as the development of regulations regarding packaging); Risks Relating to Business Integration and Synergy Savings; Risks Relating to Cyber and Social Engineering Attacks; Risks Relating to the Market (such as customer consolidation); Risks Relating to Economic and Political Conditions (such as continuing developments in relation to the UK’s exit from the EU); Risks Relating to the Relationship with TCCC and Other Franchisors; Risks Relating to Product Quality (such as shortages of raw materials); and Other Risks.

Due to these risks, CCEP’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set out in CCEP’s forward-looking statements. Additional risks that may impact CCEP’s future financial condition and performance are identified in filings with the SEC which are available on the SEC’s website at www.sec.gov. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. CCEP assumes no responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s respective public statements may prove to be incorrect.

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Note Regarding the Presentation of Alternative Performance Measures
We use certain alternative performance measures (non-GAAP performance measures) to make financial, operating and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow for greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance as described below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable GAAP measure.
For purposes of this document, the following terms are defined:
‘Comparable’ represents results excluding items impacting comparability during the periods presented. Items impacting comparability include restructuring charges, merger and integration related costs, out of period mark-to-market impact of hedges, litigation provisions and net tax items relating to rate and law changes. Such items are excluded from our comparable results in order to provide a better understanding of business performance and allow for greater comparability. Additionally, for 2017 periods presented, comparable includes final acquisition accounting related adjustments. Comparable volume is also adjusted for selling days.
‘Fx-neutral’ represents the comparable results excluding the impact of foreign exchange rate changes during the periods presented. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates.
‘Free cash flow’ is defined as net cash flows from operations, less capital expenditures and interest paid, plus proceeds from capital disposals. Management utilises free cash flow as a measure of the Group’s cash generation from operating activities, taking into account investments in property, plant and equipment and non-discretionary interest payments.
‘Adjusted EBITDA’ is defined as profit after tax plus taxes, net finance costs, non-operating items, depreciation, amortisation and adjusted for items impacting comparability.
‘ROIC’ is defined as comparable operating profit after tax divided by the average of opening and closing invested capital for the year. Invested capital is calculated as the addition of borrowings and equity less cash and cash equivalents. ROIC is commonly used measure of capital efficiency by investors and analysts and reflects how well the company generates comparable operating profit relative to the capital invested in the business.
Unless otherwise stated, percent amounts are rounded to the nearest 0.5%.

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Supplementary Financial Information - Income Statement
The following provides a summary reconciliation of CCEP’s reported and comparable results for the periods presented:

Third-quarter 2018 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Items Impacting Comparability		Comparable
	CCEP	Mark-to-market effects[1]	Restructuring Charges[2]	CCEP
Revenue	3,289	—	—	3,289
Cost of sales	1,985	—	4	1,989
Gross profit	1,304	—	(4)	1,300
Operating expenses	803	2	(26)	779
Operating profit	501	(2)	22	521
Total finance costs, net	23	—	—	23
Non-operating items	—	—	—	—
Profit before taxes	478	(2)	22	498
Taxes	120	—	7	127
Profit after taxes	358	(2)	15	371

Diluted earnings per share (€)	0.73	—	0.03	0.76

Diluted weighted average common shares outstanding				490

Third-quarter 2017 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Items Impacting Comparability					Comparable
	CCEP	Merger effects[4]	Mark-to-market effects[1]	Restructuring Charges[2]	Merger related costs[3]	Litigation provision[5]	CCEP
Revenue	2,964	—	—	—	—	—	2,964
Cost of sales	1,774	2	1	(7)	—	—	1,770
Gross profit	1,190	(2)	(1)	7	—	—	1,194
Operating expenses	763	(1)	3	(34)	(1)	(5)	725
Operating profit	427	(1)	(4)	41	1	5	469
Total finance costs, net	28	—	—	—	—	(1)	27
Non-operating items	2	—	—	—	—	—	2
Profit before taxes	397	(1)	(4)	41	1	6	440
Taxes	93	—	—	14	—	1	108
Profit after taxes	304	(1)	(4)	27	1	5	332

Diluted earnings per share (€)	0.62	—	(0.01)	0.06	—	0.01	0.68

Diluted weighted average common shares outstanding							489
___________________________

[1]	Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.

[2]	Amounts represent restructuring charges related to business transformation activities.

[3]	Amounts represent costs associated with the Merger to form CCEP.

[4]	Adjustments to reflect final acquisition accounting related adjustments and associated impacts.

[5]	Amount represents a provision recorded for ongoing litigation.

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Nine Months 2018 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Items Impacting Comparability		Comparable
	CCEP	Mark-to-market effects[1]	Restructuring Charges[2]	CCEP
Revenue	8,724	—	—	8,724
Cost of sales	5,326	(3)	(21)	5,302
Gross profit	3,398	3	21	3,422
Operating expenses	2,292	7	(97)	2,202
Operating profit	1,106	(4)	118	1,220
Total finance costs, net	68	—	—	68
Non-operating items	—	—	—	—
Profit before taxes	1,038	(4)	118	1,152
Taxes	263	(1)	30	292
Profit after taxes	775	(3)	88	860

Diluted earnings per share (€)	1.58	—	0.18	1.76

Diluted weighted average common shares outstanding				489

Nine Months 2017 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Items Impacting Comparability					Comparable
	CCEP	Merger effects[4]	Mark-to-market effects[1]	Restructuring Charges[2]	Merger related costs[3]	Litigation provision[5]	CCEP
Revenue	8,400	(7)	—	—	—	—	8,393
Cost of sales	5,095	35	3	(12)	—	—	5,121
Gross profit	3,305	(42)	(3)	12	—	—	3,272
Operating expenses	2,243	(15)	(2)	(82)	(4)	(5)	2,135
Operating profit	1,062	(27)	(1)	94	4	5	1,137
Total finance costs, net	79	—	—	—	—	(1)	78
Non-operating items	2	—	—	—	—	—	2
Profit before taxes	981	(27)	(1)	94	4	6	1,057
Taxes	232	(6)	—	34	1	1	262
Profit after taxes	749	(21)	(1)	60	3	5	795

Diluted earnings per share (€)	1.53	(0.04)	—	0.12	0.01	0.01	1.63

Diluted weighted average common shares outstanding							489
___________________________

[1] Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.
[2] Amounts represent restructuring charges related to business transformation activities.
[3] Amounts represent costs associated with the Merger to form CCEP.
[4] Adjustments to reflect final acquisition accounting related adjustments and associated impacts.
[5] Amount represents a provision recorded for ongoing litigation.

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Supplemental Financial Information - Revenue

Revenue In millions of €, except per case data which is calculated prior to rounding	Third-quarter ended			Nine months ended
	28 September 2018	29 September 2017	% Change	28 September 2018	29 September 2017	% Change
As reported	3,289	2,964	11.0%	8,724	8,400	4.0%
Adjust: Total items impacting comparability	—	—	—%	—	(7)	—%
Comparable[1]	3,289	2,964	11.0%	8,724	8,393	4.0%
Adjust: Impact of fx changes	9	n/a	(0.5)%	53	n/a	(0.5)%
Comparable & fx-neutral	3,298	2,964	11.5%	8,777	8,393	4.5%

Revenue per unit case[2]	4.69	4.43	6.0%	4.64	4.41	5.0%
___________________________

[1]
The change in revenue includes the impact of 2018 incremental sugar and excise taxes in Belgium, France, Great Britain and Norway of 3.0% and 2.0% for the third-quarter and nine months ended 28 September 2018, respectively.

[2]
The change in revenue per unit case includes the impact of 2018 incremental sugar and excise taxes in Belgium, France, Great Britain and Norway of 3.0% and 2.0% for the third-quarter and nine months ended 28 September 2018, respectively.

Revenue by Geography Comparable	Third-quarter ended			Nine months ended
	28 September 2018	29 September 2017	Revenue % Change	28 September 2018	29 September 2017	Revenue % Change
	% of Total	% of Total		% of Total	% of Total
Spain/Portugal/Andorra[1]	26.0%	28.0%	3.5%	24.0%	25.0%	(1.0)%
Germany	19.5%	19.5%	11.5%	20.0%	20.0%	6.0%
Great Britain	19.5%	17.5%	21.0%	19.0%	18.0%	10.5%
France/Monaco	14.5%	14.5%	10.5%	15.5%	16.5%	(2.0)%
Belgium/Luxembourg/Netherlands	13.0%	12.5%	17.0%	13.5%	13.0%	8.5%
Norway	3.5%	3.5%	8.5%	4.0%	3.5%	6.5%
Sweden	3.0%	3.5%	—%	3.0%	3.0%	3.0%
Iceland	1.0%	1.0%	—%	1.0%	1.0%	(5.5)%
Total	100.0%	100.0%	11.0%	100.0%	100.0%	4.0%
___________________________

[1]	Spain/Portugal/Andorra is also referred to as Iberia.

Comparable Volume - Selling Day Shift In millions of unit cases, prior period volume recast using current year selling days[1]	Third-quarter ended			Nine months ended
	28 September 2018	29 September 2017	% Change	28 September 2018	29 September 2017	% Change
Volume	702	669	5.0%	1,890	1,902	(0.5)%
Impact of selling day shift	n/a	n/a	—%	n/a	n/a	—%
Comparable volume - Selling Day Shift adjusted	702	669	5.0%	1,890	1,902	(0.5)%
___________________________

[1]	A unit case equals approximately 5.678 litres or 24 8-ounce servings, a typical volume measure used in our industry.

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Comparable Volume by Brand Category Adjusted for selling day shift	Third-quarter ended			Nine months ended
	28 September 2018	29 September 2017	Volume % Change	28 September 2018	29 September 2017	% Change
	% of Total	% of Total		% of Total	% of Total
Sparkling	84.5%	84.0%	5.5%	85.0%	84.5%	—%
Coca-Cola Trademark	61.0%	61.5%	3.5%	62.5%	63.0%	(1.0)%
Sparkling Flavours and Energy	23.5%	22.5%	9.5%	22.5%	21.5%	4.0%
Stills	15.5%	16.0%	4.0%	15.0%	15.5%	(4.5)%
Juice, Isotonics and Other	8.0%	8.5%	(1.0)%	7.5%	8.0%	(6.5)%
Water	7.5%	7.5%	9.0%	7.5%	7.5%	(2.5)%
Total	100.0%	100.0%	5.0%	100.0%	100.0%	(0.5)%

Supplemental Financial Information - Cost of Sales and Operating Expenses

Cost of Sales In millions of €, except per case data which is calculated prior to rounding	Third-quarter ended			Nine months ended
	28 September 2018	29 September 2017	% Change	28 September 2018	29 September 2017	% Change
As reported	1,985	1,774	12.0%	5,326	5,095	4.5%
Adjust: Total items impacting comparability	4	(4)	0.5%	(24)	26	(1.0)%
Comparable[1]	1,989	1,770	12.5%	5,302	5,121	3.5%
Adjust: Impact of fx changes	5	n/a	—%	33	n/a	(0.5)%
Comparable & fx-neutral	1,994	1,770	12.5%	5,335	5,121	4.0%

Cost of sales per unit case[2]	2.84	2.65	7.0%	2.82	2.69	5.0%
___________________________

[1]
The change in cost of sales includes the impact of 2018 incremental sugar and excise taxes in Belgium, France, Great Britain and Norway of 5.0% and 3.5% for the third-quarter and nine months ended 28 September 2018, respectively.

[2]
The change in cost of sales per unit case includes the impact of 2018 incremental sugar and excise taxes in Belgium, France, Great Britain and Norway of 5.0% and 3.5% for the third-quarter and nine months ended 28 September 2018, respectively.

Operating Expenses In millions of €	Third-quarter ended			Nine months ended
	28 September 2018	29 September 2017	% Change	28 September 2018	29 September 2017	% Change
As reported	803	763	5.0%	2,292	2,243	2.0%
Adjust: Total items impacting comparability	(24)	(38)	2.5%	(90)	(108)	1.0%
Comparable	779	725	7.5%	2,202	2,135	3.0%
Adjust: Impact of fx changes	1	n/a	—%	14	n/a	(1.0)%
Comparable & fx-neutral	780	725	7.5%	2,216	2,135	4.0%
___________________________

Supplemental Financial Information - Free Cash Flow

Free Cash Flow[1] In millions of €	Nine months ended
	28 September 2018	29 September 2017
Net cash flows from operating activities	1,420	1,133
Add: Proceeds from sales of property, plant and equipment	4	17
Less: Purchases of property, plant and equipment	(303)	(288)
Less: Purchases of capitalised software	(32)	(17)
Less: Interest paid, net	(68)	(75)
Free Cash Flow	1,021	770
___________________________

[1]	Free cash flow is defined as net cash flows from operations, less capital expenditures and interest paid, plus proceeds from capital disposals.

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Supplemental Financial Information - Borrowings

Net Debt In millions of €	As at	Credit Ratings As of 24 October 2018
	28 September 2018		Moody’s	Standard & Poor’s
Total borrowings	5,339	Long-term rating	A3	BBB+
Add: fx impact of non-EUR borrowings	34	Outlook	Stable	Stable
Adjusted total borrowings	5,373
Note: Our credit ratings can be materially influenced by a number of factors including, but not limited to, acquisitions, investment decisions and working capital management activities of TCCC and/or changes in the credit rating of TCCC. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Less: cash and cash equivalents	486
Net debt	4,887

Supplemental Financial Information - Adjusted EBITDA

Adjusted EBITDA In millions of €	Nine months ended
28 September 2018
Reported profit after tax	775
Taxes	263
Finance costs, net	68
Reported operating profit	1,106
Depreciation and amortisation	379
Reported EBITDA	1,485

Items impacting comparability
Mark-to-market effects[1]	(4)
Restructuring charges[2]	109
Adjusted EBITDA	1,590
______________________

[1]	Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.

[2]	Amounts represent restructuring charges related to business transformation activities, excluding accelerated depreciation included in the depreciation and amortisation line.

Supplemental Financial Information - Financial Position

Statement of Financial Position In millions of €	As at
	28 September 2018	31 December 2017	29 September 2017
Non-current assets	14,824	14,880	14,986
Current assets	3,735	3,314	3,748
Total assets	18,559	18,194	18,734
Non-current liabilities	8,033	8,222	8,023
Current liabilities	3,688	3,287	3,943
Total liabilities	11,721	11,509	11,966
Total equity	6,838	6,685	6,768
Total equity and liabilities	18,559	18,194	18,734

28 September 2018 vs 31 December 2017

Total non-current assets decreased €56 million, or 0.4 percent, from €14.9 billion at 31 December 2017 to €14.8 billion at 28 September 2018. These movements were primarily due to depreciation and amortisation charges of €379 million partially offset by capital additions of €324 million.

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Total current assets increased €421 million, or 12.7 percent, from €3.3 billion at 31 December 2017 to €3.7 billion at 28 September 2018, primarily resulting from seasonality effects.

Total non-current liabilities decreased by €189 million, or 2.3 percent, from €8.2 billion at 31 December 2017 to €8.0 billion at 28 September 2018, primarily driven by early repayment of €250 million of borrowings.

Total current liabilities increased €401 million, or 12.2 percent, from €3.3 billion from 31 December 2017 to €3.7 billion at 28 September 2018. This increase was primarily driven by trade and other payables increasing by €581 million driven in part from seasonality and working capital initiatives, increased tax liabilities arising from the incremental effect of sugar and excise tax changes in 2018 and liabilities relating to our share buyback programme offset partially by a reduction in restructuring provisions and commercial paper.

28 September 2018 vs 29 September 2017

Total non-current assets decreased €162 million, or 1.1 percent, from €15.0 billion at 29 September 2017 to €14.8 billion at 28 September 2018. This change was driven by a decrease of €201 million in deferred tax assets mainly related to US tax law changes enacted in December 2017. Property, plant and equipment increased by €40 million primarily due to capital additions of €561 million partially offset by depreciation charges of €502 million and disposals of €29 million.

Total current assets decreased €13 million, or 0.3 percent, from €3,748 million at 29 September 2017 to €3,735 million at 28 September 2018, driven by a decrease of €66 million in trade accounts receivables from working capital initiatives, offset by an increase of €53 million in other current assets, primarily related to VAT receivables.

Total non-current liabilities increased by €10 million, or 0.1 percent, from €8,023 million at 29 September 2017 to €8,033 million at 28 September 2018. This change was mainly driven by a reduction of €102 million in employee benefit liabilities due to the actual return on underlying assets exceeding actuarial estimates in 2017, offset by an increase of €107 million in borrowings from issuance of €350 million Eurobond in November 2017 offset by early repayment of €250 million of borrowings.

Total current liabilities decreased by €255 million, or 6.5 percent, from €3.9 billion at 29 September 2017 to €3.7 billion at 28 September 2018. This change was primarily driven by the repayment of €500 million floating rate notes in December 2017 and a decrease in commercial paper of €305 million, partially offset by increases in trade and other payables of €541 million relating to seasonality and working capital initiatives, increased tax liabilities arising from the incremental effect of sugar and excise tax changes in 2018 and liabilities relating to our share buyback programme.

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Coca-Cola European Partners plc
Condensed Consolidated Interim Income Statement (Unaudited)

	Third-quarter ended		Nine months ended
	28 September 2018	29 September 2017	28 September 2018	29 September 2017
	€ million	€ million	€ million	€ million
Revenue	3,289	2,964	8,724	8,400
Cost of sales	(1,985)	(1,774)	(5,326)	(5,095)
Gross profit	1,304	1,190	3,398	3,305
Selling and distribution expenses	(588)	(550)	(1,658)	(1,597)
Administrative expenses	(215)	(213)	(634)	(646)
Operating profit	501	427	1,106	1,062
Finance income	12	12	35	37
Finance costs	(35)	(40)	(103)	(116)
Total finance costs, net	(23)	(28)	(68)	(79)
Non-operating items	—	(2)	—	(2)
Profit before taxes	478	397	1,038	981
Taxes	(120)	(93)	(263)	(232)
Profit after taxes	358	304	775	749

Basic earnings per share (€)	0.74	0.63	1.60	1.55
Diluted earnings per share (€)	0.73	0.62	1.58	1.53

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Coca-Cola European Partners plc
Condensed Consolidated Interim Statement of Financial Position (Unaudited)

	28 September 2018	31 December 2017	29 September 2017
	€ million	€ million	€ million
ASSETS
Non-current:
Intangible assets	8,371	8,384	8,394
Goodwill	2,521	2,520	2,522
Property, plant and equipment	3,780	3,837	3,740
Non-current derivative assets	8	2	3
Deferred tax assets	68	56	269
Other non-current assets	76	81	58
Total non-current assets	14,824	14,880	14,986
Current:
Current derivative assets	23	20	13
Current tax assets	15	25	35
Inventories	747	650	755
Amounts receivable from related parties	104	75	99
Trade accounts receivable	1,851	1,732	1,917
Other current assets	509	452	456
Cash and cash equivalents	486	360	473
Total current assets	3,735	3,314	3,748
Total assets	18,559	18,194	18,734
LIABILITIES
Non-current:
Borrowings, less current portion	5,247	5,474	5,140
Employee benefit liabilities	147	162	249
Non-current provisions	68	48	38
Non-current derivative liabilities	71	93	75
Deferred tax liabilities	2,265	2,237	2,308
Other non-current liabilities	235	208	213
Total non-current liabilities	8,033	8,222	8,023
Current:
Current portion of borrowings	92	274	900
Current portion of employee benefit liabilities	20	21	22
Current provisions	108	194	118
Current derivative liabilities	4	1	5
Current tax liabilities	147	86	138
Amounts payable to related parties	203	178	187
Trade and other payables	3,114	2,533	2,573
Total current liabilities	3,688	3,287	3,943
Total liabilities	11,721	11,509	11,966
EQUITY
Share capital	5	5	5
Share premium	140	127	126
Merger reserves	287	287	287
Other reserves	(518)	(503)	(504)
Retained earnings	6,924	6,769	6,854
Total equity	6,838	6,685	6,768
Total equity and liabilities	18,559	18,194	18,734

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Coca-Cola European Partners plc
Condensed Consolidated Interim Statement of Cash Flows (Unaudited)

	Nine months ended
	28 September 2018	29 September 2017
	€ million	€ million
Cash flows from operating activities:
Profit before taxes	1,038	981
Adjustments to reconcile profit before tax to net cash flows from operating activities:
Depreciation	343	337
Amortisation of intangible assets	36	42
Share-based payment expense	11	10
Finance costs, net	68	79
Income taxes paid	(150)	(134)
Changes in assets and liabilities:
Decrease/(increase) in trade accounts receivable	(119)	(72)
Decrease/(increase) in inventories	(98)	(87)
Increase/(decrease) in trade and other payables	436	218
Increase/(decrease) in provisions	(66)	(153)
Change in other operating assets and liabilities	(79)	(88)
Net cash flows from operating activities	1,420	1,133
Cash flows from investing activities:
Purchases of property, plant and equipment	(303)	(288)
Purchases of capitalised software	(32)	(17)
Proceeds from sales of property, plant and equipment	4	17
Net cash flows used in investing activities	(331)	(288)
Cash flows from financing activities:
Changes in short-term borrowings	(180)	375
Repayments on third party borrowings	(265)	(675)
Interest paid, net	(68)	(75)
Dividends paid	(379)	(388)
Purchase of own shares under share buyback programme	(81)	—
Exercise of employee share options	13	13
Other financing activities, net	(2)	(2)
Net cash flows used in financing activities	(962)	(752)
Net change in cash and cash equivalents	127	93
Net effect of currency exchange rate changes on cash and cash equivalents	(1)	(6)
Cash and cash equivalents at beginning of period	360	386
Cash and cash equivalents at end of period	486	473

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorised.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: 25 October 2018	By:	/s/ Manik Jhangiani
	Name:	Manik Jhangiani
	Title:	Chief Financial Officer